July 9, 2018

Angeliki Frangou
Chief Executive Officer
Navios Maritime Containers Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

       Re: Navios Maritime Containers Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 3, 2018
           File No. 333-225677

Dear Ms. Frangou:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2018 letter.

Amendment No.1 to Form F-1 filed July 3, 2018

Recent Developments, page 8

1. Please file as exhibits the agreements related to your $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. or tell us why this is not required.
Illustrative Cash Flow, page 84

2. We note that total cash expenses include operating expenses, general and administrative expenses and debt service costs. Please revise to clearly disclose the basis for the debt service cost assumption, including whether the amount is based on the debt that has been
 Angeliki Frangou
Navios Maritime Containers Inc.
July 9, 2018
Page 2
         entered into subsequent to March 31, 2018 and which you intend to incur in connection with the offering, and is consistent with the debt included your Capitalization table on page 64.
Interim Financial Statements for the period ended March 31, 2018
Note 2. Summary of Significant Accounting Policies
(c) Recent Accounting Pronouncements, page F-28

3. We note your response to our prior comment 8 and are still considering the response and may have further comments.
        You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or John Dana Brown at
(202) 551-
3859 with any other questions.

FirstName LastNameAngeliki Frangou
Comapany NameNavios Maritime Containers Inc.
                                                              Division of
Corporation Finance
July 9, 2018 Page 2                                           Office of
Transportation and Leisure
FirstName LastName